Curaleaf Announces CEO Transition

Board Appoints Executive Chairman Boris Jordan as Chairman and Chief Executive Officer

Outgoing CEO Matt Darin to Retire but Will Stay on as Special Advisor Through Year End

STAMFORD, CT, August 7, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf'' or the "Company"), a leading international provider of consumer products in cannabis, today announced that the Board has appointed Executive Chairman Boris Jordan to become Chairman and Chief Executive Officer (CEO) of Curaleaf Holdings, Inc., effective August 16, 2024. Current CEO Matt Darin plans to retire but will stay on as a special advisor through year end to ensure an orderly transition.

The announcement was made in conjunction with the Company's quarterly earnings call, during which Curaleaf reported second quarter year-over-year revenue growth of 2% to $342 million, and adjusted EBITDA of $73 million, 21.3% of revenue, with operating and free cash flow from continuing operations of $30 million and $6 million, respectively.

Executive Chairman Boris Jordan stated, “Since 2014, it has been a highlight of my career to focus on growing Curaleaf to become the leader of the global cannabis industry as prohibition in the US and around the globe fades. In my role as Chairman and CEO, I have the incredible opportunity to further realize the vision I’ve had for what Curaleaf can ultimately become. As I step into the CEO role to oversee all day-to-day operations, and navigate the strategic direction of the company, I will work tirelessly for our customers, our shareholders, and our team members to ensure the company reaches its fullest potential. While I have remained close to the business as Executive Chairman, in my expanded role as CEO I will be able to effectuate further streamlining of the organization, speed-up decision making, accelerate growth initiatives and drive margin expansion. Along with the entire Curaleaf team, I am deeply appreciative to Matt Darin for his dedication to Curaleaf for so many years, and wish him all the best as he devotes more time to his family. I look forward to having him serve as a special advisor to me through year end to assist in the transition.”

Boris Jordan was the founding investor in Curaleaf in 2014, and then became Executive Chairman, a position he has held since 2015. He has made a significant impact on the Company’s emergence as an industry leader for the past decade. Mr. Jordan saw early promise in the cannabis industry and initially invested in Palliatech, which later became Curaleaf. Palliatech began in 2010 as a medical device company created to help late-stage cancer patients use medical grade cannabis. Under Boris Jordan’s leadership, the Company pivoted into medical cannabis dispensaries and opened its first location in New Jersey in 2015, remaining dedicated to supporting medical patients as well as welcoming adult-use customers. Today, under Mr. Jordan’s leadership, the company spans 17 states, 15 countries and more than 5,000 team members, with 147 dispensaries across the U.S. Outside of cannabis, Mr. Jordan is an American entrepreneur, who has co-founded numerous multi-billion dollar businesses across financial services, technology, and energy industries. Mr. Jordan’s career investing in emerging markets has afforded him a unique leadership perspective he has applied to the cannabis industry over the past decade.

“I would like to thank Boris, the entire Curaleaf team and the cannabis industry as a whole for their support as I retire from my position leading the best cannabis company in the world,” said Matt Darin. “I embarked on my cannabis career over 11 years ago, and was honored to help grow the Grassroots brand, and ultimately sell it to Curaleaf in 2020. It was the pinnacle of my career to have been a part of this transformative transaction that helped create the largest cannabis company in the world, and then to go on and lead the company as CEO. I became CEO in May 2022, and in those two-plus years, I believe we have built something incredible together. Despite all of the wins we’ve had as a team, I have decided to retire from my post as CEO to focus on spending time with my family. I’m grateful to Boris for giving me the opportunity, and I will stay on as a special advisor to the CEO until year end to ensure there is an orderly transition as Boris steps in to lead Curaleaf into the future. I leave knowing the business is foundationally stronger today than when I found it, and more importantly, that Curaleaf’s best days are yet to come.”

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find, Zero Proof and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements:
This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the CEO transition at Curaleaf. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 6, 2024, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release.

Contacts:

Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

Media Contact:
Curaleaf Holdings, Inc.
Jordon Rahmil, VP of Public Relations
media@curaleaf.com

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